SOPHiA GENETICS™

VOTE

Using a **black ink** pen, mark your votes with an **X** as shown in this example.
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2026 Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

A Proposals — The Board of Directors recommend a vote FOR Proposals 1 - 10.

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
1.	☐	☐	☐	2.	☐	☐	☐	3.	☐	☐	☐	4.	☐	☐	☐
5a.	☐	☐	☐	5b	☐	☐	☐	5c.	☐	☐	☐	5d.	☐	☐	☐
5e.	☐	☐	☐	5f.	☐	☐	☐	5g.	☐	☐	☐	5h.	☐	☐	☐
6a.	☐	☐	☐	6b.	☐	☐	☐	6c.	☐	☐	☐	7.	☐	☐	☐
8.	☐	☐	☐	9a.	☐	☐	☐	9b.	☐	☐	☐	9c.	☐	☐	☐
10a.	☐	☐	☐												

If a new proposal is made under a new or existing agenda item, I instruct the independent proxy to:

Vote in accordance with the recommendation of the Board of Directors ☐

Vote against the proposal ☐

Abstain ☐

1 U P X 6 8 9 6 3 5

04AFKD

Notice of 2026 Annual General Meeting of Shareholders Proxy Solicited by Board of Directors for Annual General Meeting — June 18, 2026 PHC Notaires, in Lausanne/VD, Switzerland, with the power of substitution, independent proxy, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of SOPHiA GENETICS SA to be held on June 18, 2026, or at any postponement or adjournment thereof for a term of office until the completion of the 2027 Annual General Meeting. Shares represented by this proxy will be voted by the independent proxy. If no such directions are indicated, the independent proxy will have authority to vote FOR the re-election of the Board of Directors, FOR items 1-10 and in accordance with the recommendation of the Board of Directors in the event of a new proposal under a new or existing agenda item. (Items to be voted appear on reverse side) Proxy- SOPHiA GENETICS SA q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.Date (mm/dd/yyyy) — Please print date below. Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.B Agenda and Proposals of the Board of Directors Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations. The Board of Directors recommends a vote FOR Proposals 1-10: 1. 2025 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports  The board of directors (the “Board”) proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2025 be approved, and that the Auditors’ Reports be acknowledged. 2. Consultative Vote on the 2025 ESG Impact Summary (Sustainability Report)  The Board proposes that the ESG Impact Summary (sustainability report) for the financial year 2025 be approved (consultative vote). 3. Discharge of the members of the Board of Directors and the Executive Committee  The Board proposes that the members of the Board and the Executive Committee be discharged from liability for the financial year 2025. 4. Appropriation of 2025 Financial Results  The Board proposes that the net loss of the Company for the financial year 2025 be carried forward as follows: Accumulated loss on January 1, 2025 CHF 350,959,680 Net loss for the year 2025 CHF 52,825,053 Accumulated losses to be carried forward CHF 403,784,733 5. Re-election and election of the members of the Board of Directors; Election of the Chair  The Board proposes the re-election of Jurgi Camblong as member of the Board and election as Chair; re-election of Troy Cox, Tomer Berkovitz, Jean-Michel Cosséry, Kathy Hibbs, Didier Hirsch and Vincent Ossipow (as members of the Board); and election of Ross Muken (as member of the Board) for a term of office until completion of the 2027 Annual General Meeting. a. Re-election of Jurgi Camblong as member of the Board and election as Chair b. Re-election of Troy Cox (as member of the Board) c. Re-election of Tomer Berkovitz (as member of the Board) d. Re-election of Jean-Michel Cosséry (as member of the Board) e. Re-election of Kathy Hibbs (as member of the Board) f. Re-election of Didier Hirsch (as member of the Board) g. Re-election of Vincent Ossipow (as member of the Board) h. Election of Ross Muken (as member of the Board) 6. Re-election of the members of the Compensation Committee  The Board proposes the re-election of Kathy Hibbs, Jean-Michel Cosséry and Vincent Ossipow as members of the Compensation Committee, each for a term of office until completion of the 2027 Annual General Meeting, subject to their re-election as members of the Board. a. Re-election of Kathy Hibbs b. Re-election of Jean-Michel Cosséry c. Re-election of Vincent Ossipow 7. Re-election of the Independent Proxy  The Board proposes to re-elect the notary firm PHC Notaires, in Lausanne/VD, Switzerland, as Independent Proxy for a term of office until the completion of the 2027 Annual General Meeting. 8. Re-election of the Statutory Auditors  The Board proposes to re-elect PricewaterhouseCoopers SA (CHE-497.306.752), in Lausanne/VD, Switzerland, as the Company’s statutory auditors for the financial year 2026. 9. Approval of the Compensation of the Board of Directors and the Executive Committee a. Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2027 Annual General Meeting The Board proposes to approve a maximum aggregate amount of compensation for the members of the Board of USD 1,942,600 for the period from the 2026 Annual General Meeting to the 2027 Annual General Meeting. b. Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2027 The Board proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 3,606,907 for the financial year 2027. c. Approval of maximum aggregate amount of variable compensation for the members of the Executive Committee for 2026 The Board proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 17,500,000 for the current financial year 2026. 10. Amendments to the Articles of Association a. Conditional Share Capital The Board of Directors proposes to amend Article 4b of our AoA.